December 4, 2018

Erik S. Nelson
Chief Executive Officer
Nocera, Inc.
2030 Powers Ferry Road SE Suite #212
Atlanta, GA 30339

       Re: Nocera, Inc.
           Amendment No. 1 to Form 10-12G
           Filed November 30, 2018
           File No. 000-55993

Dear Mr. Nelson:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our November
15, 2018 letter.

Amendment No. 1 to Form 10

Management's Discussion of Financial Position and Results of Operations Results for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended
September 30, 2017
Cash Flow, page 21

1. We reviewed your response to comment 9. You still disclose that you generated $310 in cash from investing activities. However, this cash was generated from the sale of common stock and warrants. Please revise to disclose the proceeds from the sale of the common stock and warrants as cash flows from finnacing activities. In addition, we note that the proceeds are classified as investing cash flows in the statements of cash flow on page F-19. Please revise to correct the classification of the proceeds in the statements of cash flows.
 Erik S. Nelson
Nocera, Inc.
December 4, 2018
Page 2
Item 7: Certain Relationships and Related Transactions, page 32

2. We note your response to comment 12 and your amended disclosure. It is unclear, however, whether there are two promissory notes or an inconsistency in the date of one promissory note in your disclosures. For example, your amended disclosure in this section and in Note 8 on page F-13 states that the promissory note was entered into on
         September 28, 2018; however, Exhibit 10.1 and Note 6 on page F-25 disclose that the promissory note agreement was entered into on September 20, 2018. Please revise for consistency or provide an explanation as to whether there are two promissory notes. If there are two promissory notes, please file the promissory note dated September 28, 2018 as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.
Financial Statements
Note 6. Common Stock, page F-14

3. We reviewed your response to comment 17. Please tell us your basis in GAAP for recognizing an expense related to the warrants issued to Coral Investment Partners, LP.
         Please refer to ASC 470-20. In addition, please tell us how the proceeds allocated to the common stock and warrants issued to Coral Investment Partners, LP. were determined.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jennifer L pez-Molina, Staff
Attorney, at (202) 551-3792 with any other questions.



FirstName LastNameErik S. Nelson                              Sincerely,
Comapany NameNocera, Inc.
                                                              Division of
Corporation Finance
December 4, 2018 Page 2                                       Office of
Consumer Products
FirstName LastName